UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15d

of the Securities Exchange Act of 1934

For the Fiscal Period ended December 31, 2004

Commission File Numbers 1-1520 and 1-15147

A.	Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

(Plan)

B.	Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, OH 44333-3300

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

OMNOVA Solutions Retirement Savings Plan

December 31, 2004 and 2003 and Year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2004 and 2003 and

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

To OMNOVA Solutions Inc. as Administrator and

Sponsor of the OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the OMNOVA Solutions Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Akron, Ohio

June 17, 2005

OMNOVA Solutions Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Investments, at fair value	$64,296,622	$58,627,068
Pending sales (purchases)	26,084	(5,251)

Net assets available for benefits	$64,322,706	$58,621,817

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$4,856,412
Interest and dividend income	1,059,354

Net investment income	5,915,766

Contributions:
Participants	4,192,246
Employer	1,441,699
Rollovers	181,531

Total contributions	5,815,476

Total	11,731,242

Deductions
Benefits paid directly to participants	5,956,439
Trustee and manager fees	73,914

Total	6,030,353

Net increase	5,700,889
Net assets available for benefits, beginning of year	58,621,817

Net assets available for benefits, end of year	$64,322,706

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003 and

Year ended December 31, 2004

A. Description of Plan

The following description of the OMNOVA Solutions Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. If there is any discrepancy between the provisions described herein or in the Summary Plan Description, the terms of the Plan as set forth in the Plan document shall be controlling. Copies of the Summary Plan Description for the Plan are available from the Plan administrator.

General

The Plan is a defined contribution plan available to eligible salaried and certain union hourly employees, as defined in the Plan document, of OMNOVA Solutions Inc. (OMNOVA, The Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1% to 50% of their annual compensation, subject to certain limitations. Matching contributions for salaried participants are discretionary and can be suspended or terminated at any time. OMNOVA suspended matching contributions for salaried participants for all of 2003, reinstating the employer matching provisions for salaried participants effective January 1, 2004. Matching contributions for salaried participants are 50% of the first 6% of compensation contributed by a participant. Matching contributions for union hourly employees can range from 0% to 50% up to the first 6% of compensation contributed by a participant. Participants may also contribute amounts representing distributions from other qualified plans.

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan’s fund options. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing their contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions are made to the OMNOVA Stock Fund.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) OMNOVA’s contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see “Plan Expenses” below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law.

Participant Loans

Participants may borrow from their fund accounts up to 50% of their account balance but not more than $50,000. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1 - 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Distribution of the account balance to a participant who terminates or elects a voluntary withdrawal is made in accordance with the terms of the Plan.

Plan Expenses

A proportionate share of fees and expenses of National City Bank (the “Trustee”), investment managers, and other service providers (including OMNOVA, if applicable) is charged to each plan participants’ account. All fees are deducted quarterly from participants’ accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments in common stock are valued at the quoted market price of the common stock on the last trading day of the Plan’s fiscal year. Investments in marketable equity and debt securities are valued at market as determined on the last business day of the Plan’s fiscal year based on quoted market prices. Common trust funds are valued based on the quoted redemption value of units owned by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management, investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

C. Non- Participant Directed Investments

The OMNOVA Solutions Inc. common stock fund contains participant account balances that are both participant directed and non-participant directed. Because the fund contains balances that are non-participant directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Non-Participant-Directed Investments (continued)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31,
	2004	2003
Net assets:
Armada Money Market Fund	$319,833	$113,593
OMNOVA Solutions Inc. common stock	11,980,058	10,436,175
Pending sales (purchases)	26,084	(5,251)

Total	$12,325,975	$10,544,517

Year ended December 31, 2004
Changes in net assets:
Company contributions	$1,441,699
Participant contributions	321,970
Interest income	1,802
Net appreciation in fair value of common stock	1,795,191
Distributions to participants	(1,313,575)
Net transfers to participant-directed investments	(457,144)
Administrative expenses	(8,485)

Net increase	1,781,458
Net assets, beginning of year	10,544,517

Net assets, end of year	$12,325,975

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

Investments

During the year ended December 31, 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Self-directed brokerage account	$11,289
Common stock	1,795,191
Shares of registered investment companies	3,049,932

$4,856,412

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2004	2003
S&P 500 Flagship Fund	$17,259,054	$16,570,479
National City Capital Preservation Fund	12,444,871	13,097,512
OMNOVA Solutions Inc. Common Stock *	11,980,058	10,436,175
American Balanced Fund	4,875,036	—
PIMCO Total Return Fund	3,664,811	3,800,828
MFS Total Return Fund	—	4,255,161

*	Investment is non-participant directed

E. Plan Termination

Although it has not expressed any intent to do so, OMNOVA has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

G. Party-in-Interest Transactions

Party-in-interest transactions include the investments in the proprietary funds of the Trustee and in the common stock of the Company and the payment of certain administrative expenses by the Company.

At December 31, 2004 the Plan held 2,131,683 shares of OMNOVA Solutions Inc. common stock with a fair value of $11,980,058. At December 31, 2003 the Plan held 2,174,203 shares of OMNOVA Solutions Inc. common stock with a fair value of $10,436,175.

H. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652 Plan Number: 013

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
S&P 500 Flagship Fund	840,143 shares		$17,259,054
National City Capital Preservation Fund*	12,444,871 units		12,444,871
OMNOVA Solutions Inc. Common Stock*	2,131,683 shares	$13,100,391	11,980,058
American Balanced Fund	271,590 shares		4,875,036
PIMCO Total Return Fund	343,469 shares		3,664,811
Templeton Foreign Fund	241,710 shares		2,973,045
Growth Fund of America	105,760 shares		2,895,711
DFA US 6-10 Small Company Portfolio	110,815 shares		2,169,749
PIMCO Renaissance Fund	67,787 shares		1,820,085
Selected American Fund	45,962 shares		1,694,635
Calamos Growth Fund	11,644 shares		616,880
Armada Money Market Fund*	319,833 shares	319,833	319,833
Julius Baer International Fund	7,717 shares		243,936
Self-Directed Brokerage Accounts			192,230
Participant loans*	At interest rates ranging		1,146,688
	from 5.0% to 10.5%

			$64,296,622

*	Indicates party-in-interest to the Plan.
**	Cost presented for nonparticipant-directed investments.

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652 Plan Number: 013

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2004

Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii)—Series of transactions in excess of 5% of plan assets

National City Bank	Armada Money Market Fund	$3,957,184		$3,957,184	$3,957,184
			$3,750,945	3,750,945	3,750,945	$—

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS
RETIREMENT SAVINGS PLAN

By	/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief
Financial Officer; Treasurer

Date: June 27, 2005